Filed by REMEC, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

        The following is a transcript of a presentation by Ronald Ragland, REMEC, Inc.'s Chairman and Chief Executive Officer, David Morash, REMEC, Inc.'s Executive Vice President and Chief Financial Officer, and Thomas Waechter, Spectrian Corporation's President and Chief Executive Officer, held on June 10, 2002 at 4:30 p.m., Eastern Daylight time relating to the proposed acquisition of Spectrian Corporation by REMEC, Inc.

        MR. RAGLAND: I'm joined today with Tom Waechter, CEO and Chairman of Spectrian, and with Dave Morash, who's the Chief Financial Officer of REMEC. We're going to have a webcast on the Spectrian acquisition. Dave.

        MR. MORASH: Let me first read the forward-looking statement. Certain statements in this presentation including statements regarding anticipated cost savings and synergies of the proposed acquisition of Spectrian by REMEC and the opportunities that it will bring to the combined company are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation: the parties' ability to achieve the anticipated cost savings, the parties' ability to achieve the expected synergies, customer uncertainties related to the proposed acquisition or the economy in general, economic conditions and the related impact on wireless communication infrastructure spending, demand on REMEC's and Spectrian's products, rapid technology changes and evolving industry standards, and adverse changes in market conditions in both the United States and internationally.

        Further information on factors that could impact REMEC's results are included in REMEC's annual report on Form 10-K for the year ended January 31, 2002 on file with the Securities and Exchange Commission.

        Further information on factors that could impact REMEC's results are included in Spectrian's—I'm sorry—that are affected in Spectrian's—that could affect Spectrian's results are included in Spectrian's annual report on Form 10-K for the year ended March 31, 2001, and Form Q—10-Q for the interim quarters.

        MR. RAGLAND: In way of introduction, this webcast is follow up to the May 21st joint announcement between REMEC and Spectrian when we had—when we had a conference call on the subject. Both companies present tomorrow at the CIBC conference in New York, and those presentations will also be available on webcast.

        Today's presentation will be in the format of myself making a number of comments, and then Tom Waechter will make comments from the Spectrian perspective, followed by some financial observations by Dave Morash, and a summary statement by myself.

        I want to remind the listeners that REMEC's quarterly press release and conference call will be on June 17th, and with shareholder approval, the expected deal closing will be the end of July, without regulatory review of our S-4 filing, and mid-September with review of said filing.

        First of all, presuming that some of the listeners to this conference call will not be that familiar with the REMEC, i.e., Spectrian background, I'll give you some general comments of overview.

        First of all, REMEC is a wireless telecommunications provider with a legacy in defense electronics. We have a very broad set of microwave skills ranging across all of the microwave functionalities, and then from RF frequency through millimeter wave frequency. In our defense—in the evolution of our defense success, very important to that was the vertical integration strategy we followed.

        And we believe the same vertical integration strategy that led to our success in the defense industry will be a really critical factor in the success of REMEC as we vertically integrate our product to the system level in the commercial industry.

        We believe that the—that we possess leadership in the market sectors we serve, and certainly believe that the Spectrian acquisition as we'll describe in this call adds to that market sector leadership.

        We are of the belief that the economic downturn, although painful for everyone in the industry, has fueled significant opportunity for our corporation. And I'll try to share some thoughts with you on that, and potentially some other thoughts on a broader platform in tomorrow's conference.

        We'll continue to be very selective, but be very observant for value consolidation strategy opportunities. We believe that the value in this acquisition will be enumerated in the view graphs that Tom and I talk to today about the technology and marketplace synergies.

        And then in final comment, one of the things that we believe makes REMEC a very strong competitive player in this market is the fact that we have developed a global footprint and have an offshore manufacturing capability that we believe is going to be a significant positive variable going forward.

        First of all, the next view graph you're looking at is REMEC worldwide locations. Originated the company in San Diego. Have a number of facilities in North America; an offshore manufacturing capability in Costa Rica in a tax-free zone; an offshore manufacturing capability in a tax-free zone in Laguna, Philippines; two European activities in Aylesbury, United Kingdom, and Oulu, Finland; and then a new operation in Shanghai, China; and sales representation offices in Beijing and Kuala Lumpur.

        Briefly, again, in just a general background of REMEC, the product-facing markets that we serve are defense and space. We have a very successful legacy and participation in the major defense programs. And our defense business is extremely healthy at the moment: Substantial backlog and probably as strong as we've seen the market conditions in the defense industry since the early ‘80s. A very, very strong defense market.

        In our mobile wireless infrastructure market—excuse me. I'll back step a hair and say that in REMEC's current structure, defense represents about 25 percent of our sales.

        The mobile wireless infrastructure area, which is currently about 50 percent of sales, serves the major OEMs and also service providers with some products. And we serve three primary areas there:

        The coverage enhancement business of helping the service providers have a more effective utilization of their existing base stations, then OEM products that serve the base station, and lastly in-building coverage opportunities. In the broadband wireless, our current major activity is in an advanced point-to-point radio system and also in the fixed wireless access area.

        We believe both of these efforts that we're making substantial investment in are going to be very valuable to our future. So that would be our three product area, product facing areas.

        We have a global manufacturing capability, and we also are developing aggressively an advanced technologies area that I'll talk about briefly by saying that we're consolidating all of our components activities throughout the company. We've also got a very sophisticated advanced device capability in gallium arsenide MMICs, which we believe will make a real competitive differentiation in the marketplace going forward.

        And then lastly, we're focusing on technologies to make our design and manufacturing process skills more effective. Key in that area is the utilization of artificial intelligence in the design and manufacturing process activity. So as we go forward you'll see more activity as we—as we improve and strengthen our advanced technology capability.

        The REMEC/Spectrian combination accelerates REMEC's goal of achieving a revenue base of $500 million. We see this as the platform for going forward and underwriting the infrastructure we believe essential for us to become a multi-billion dollar company in the future. The REMEC restructuring permits an optimum structure for us to extract the synergies from the Spectrian combination. And Tom and Dave both will be making some specific comments about the very exciting synergies we do see coming out of this combination of companies.

        The addition of the power amplification capability of Spectrian adds critical mass and legacy to our base station integrated solutions, and is one of the fundamental drivers that have brought the two companies together. It will give us a combined microwave engineering and research & development team that will be very, very formidable within our industry. It—the overlay of our regional customer and product offerings has also been very favorable as we have a minimum overlap. Tom will be going into some detail as to the synergy that that brings to the combination. And the fact that Spectrian has already done a flexible outsource model allows the rapid full utilization of our offshore manufacturing facilities.

        And basically we're going to have a smooth transition here with Spectrian because it affects only one of our product facing groups. And the fact that they do have this subcontract relationship in manufacturing bodes well for them having done the interface activity that will be required for a smooth hand off to our internal manufacturing activities.

        I do want to stress that it is our goal to continue to work in a positive way with the existing subcontractors as we go forward and develop, if you will, a hybrid flexibility of building and loading our own offshore facilities and getting maximum absorption of the infrastructure cost and minimum loaded labor costs, combining that with the flexibility of having second source opportunities and special constructive relationships with the existing subcontractors.

        The combination combines two very strong balance sheets, and we're also extremely pleased with the Spectrian team that we've interacted with. As I've mentioned to you previously, Tom Waechter will be coming on board as Chief Operating Officer and President of the combined companies. And we've had an extremely positive across-the-company reaction to Tom and his key management teammates. Tom will be going through some detail with you in his presentation regarding the transition team and the meetings that have already progressed, and we're seeing good signs of a very strong and common culture between the companies. So quite exciting for us.

        So, Tom, I'm going to pass the ball over to you and ask you to make further comments.

        MR. WAECHTER: Okay. Thanks, Ron.

        As Ron mentioned, I'm President and CEO of Spectrian Corporation. And what I'd like to do today is first for the REMEC shareholders and investors who may not be completely familiar with Spectrian, I'd like to give you a little bit of background on Spectrian. And then, secondly, comment on the integration and transition strategy that we are following with this merger.

        If you look at today's Spectrian business concept, it's really to provide valuable cost effective power amplifier solutions for the mobile wireless. So in fact we're really focused on a single product line offering power amplifiers for the base stations. We focus very heavily on multi-carrier technology leadership and expanding our customer base. If you look at our vision, though, we have really had a vision of providing advanced cost effective OEM base station solutions for mobile wireless, and this is really a major reason why we approached REMEC in looking at how we could expand our base, and really look at a more fully integrated solution for our customers. It's something our customers are very interested in. They are actually demanding more integration. By developing these products together we'll get increased efficiency and cost advantage with these engineered solutions, and we can really provide one-stop shopping to our customer base. We also believe that this will encourage the OEMs to out source more aggressively than they actually do today.

        A little bit more about Spectrian background. We have a very large installed base. We have over 800,000 amplifiers installed around the world. We have a very strong heritage and deep experience in the power amplifier market. As Ron was mentioning earlier, that's very important to our customer base and we have a flexible infrastructure required by our large customers. So I think we have a very good background in this business and this market, and we can add a lot to the REMEC business as we merge into—into that organization.

        As far as our customer base, we've really diversified over the last two years. Going back two years ago we had a heavy dependence on one major customer that was 70 to 80 percent of our total business. If I look at the second half of our fiscal year ‘02 that ended in March, we've really diversified that customer base: four major customers across network operators and OEMs, and we're adding to that customer base on a quarterly basis. I think as Ron mentioned earlier, Spectrian and REMEC combined will have a very strong customer base. There is very little overlap. Most of it is synergistic. Where REMEC has the strength in European OEMs, Spectrian needs that today. I think combined we have a very strong presence in Asia, especially China. And then Spectrian specifically adds to the knowledge base with network operators in North America and Latin America.

        We are a global organization. If you look at the map of Spectrian, we have really improved our global reach over the last couple of years. As I mentioned we really have a strength in Asia. As you look at the map, we have a group of people working out of Seoul to support some of our major customer base in Korea. We're also expanding into Japan. And just as REMEC is, we are developing a strong presence in China. As I mentioned, we're working very well with the network operators in North America and Latin America. We do have design centers located—two design centers in California. One in Illinois and one in Seoul, Korea. Again, I think that's very complementary from REMEC's design group. They have—also have a very strong presence in Europe.

        If I look forward to the combination between Spectrian and REMEC as was announced in the merger agreement on May 19th, it is a stock-for-stock deal with the potential of up to $4 a share and cash options. Spectrian shareholders as a result will own between 25 to 34 percent of the combined entity, and the likely closing date is July 30th to September 15th. We see this as a very strong strategic combination. As I mentioned, we are very excited at Spectrian about the merger into REMEC.

        The complementary customer base I think will help both companies to gain synergistic revenue growth as we look out in time. We will have the very complete RF and microwave product line. I think one that will be very difficult to rival in the industry. And, again, I think our customers have shown a very strong interest in that. We have a new fully integrated product offering. Again, the one-stop shopping for customers and rather than going to three or four suppliers, they can go to one and get a very efficient application for their needs.

        As I mentioned, very strong North American, European and Asian engineering centers. It's very important to be very close to the customer base, especially in Asia where you have very quick turn on the designs. Being close to those customers brings a real benefit. And as Dave Morash will talk about in a little while, we have very strong financials between the two companies that will really allow us to continue to invest in our future in developing our technology and our business presence around the world.

        As far as the actual synergies, we see operating synergies of $20 million in the first year. Our transition teams after our initial meeting are very excited. They believe that this goal is very achievable and actually see some potential for some upside. The major synergy areas, as we go forward beyond the first year, we see approximately $30 million annualized. As I mentioned earlier, revenue growth synergies. As Ron mentioned, some very significant manufacturing cost reduction. We'll see some reductions in our overall operating expenses.

        And one area that we're quite excited about, we believe we'll see some very strong purchasing leverage as we combine these two entities.

        The transition team is in place to ensure that we achieve the synergies. As I mentioned, we had our first all-hands meeting last week. Again, it was a very positive meeting between the two teams.

        We have our planning efforts under way. There have been leaders assigned from both REMEC and Spectrian, so it's going to be very much of a joint effort. Our initial goal is to meet or exceed our cost saving and revenue synergies that were identified during due diligence. As I mentioned, we have a very strong confidence level that we'll at least meet if not exceed these initial synergies and then the synergies going forward.

        We have established a timeline for the next eight weeks of critical milestones that we'll follow to ensure we're going to have a smooth transition.

        By the end of June we'll have detailed action plans set and teams assigned to actually perform the transition. And our full-scale implementation will begin the day after the transition closes. So through the planning phase the teams will be assigned and we'll be ready to go very quickly.

        So with that I'm going to turn it over to Dave Morash, the REMEC CFO, and he'll make some comments on the—the financial part.

        MR. MORASH: Actually we're going to turn it back to Ron for a second on the strategy.

        MR. RAGLAND: Yeah, I just wanted to summarize Tom and my points and put them into a strategy perspective as to why we believe that we do have a strong competitive differentiation in the market place.

        First of all, REMEC has a broad implementation technology for an optimum integrated solutions at the system level. To give you a little informal insight on that, when the company was five years old having started out in 1983, the average price of a typical product that we delivered the defense industry was approximately $200 a unit. With the integration we've done to gain optimum performance at the best affordable cost, the F-22 program where we're a major supplier to approximately just shy of a million dollars per aircraft on the F-22, the average unit shipped to the—our prime contractors for that defense application is above $10,000 per unit. We see deja vu all over again here in the commercial industry and have the capability and the experience to put together the optimum system solution. We believe that this is going to be an exceptionally strong competitive differentiator in the commercial market. And I'm happy to say that our customers are acknowledging that strength and hopefully will be showing you signs of that as we go forward here in the near future.

        Also the—our broad product offering as Tom and I both mentioned earlier offers a one-stop shop, and to the degree that the customers can get procurement efficiencies and reliances in companies where they can buy broad product across their needs, both in mobile and broadband wireless, it also gives us leverage in squeezing the single function or the single device competitor. And so that—that too has been part of our long-term strategy.

        We have advanced technology capability in design and manufacturing process, and it's one of the real significant advantages of our defense participation. Also the skills that we're developing and focusing in our advanced technologies group will also contribute to the technology differentiation that we believe that we possess in this marketplace.

        We're—as mentioned in previous presentations, we're concentrating on being an outstanding global OEM partner, but also serving niche products to the service provider industry, and doing so in a way that does not conflict with the goals of our customers. In doing so we expect the blended margins from the OEM business and in the product services business to give us an improved return on investment for our dollars spent. The defense business, as I mentioned, is very successful and balances the commercial market volatility that we tend to experience in cycles, and we're certainly in as rough a cycle as we've seen. Our low-cost global offshore manufacturing is in tax-free environments in Costa Rica and the Philippines. And we believe that we are—with the addition of our China capability we'll be second to none in offering sophisticated global cost effective and technology-capable offshore manufacturing.

        We will continue to keep our eyes open to effective industry consolidation opportunities and certainly put a top priority on retaining strong financial resources. I'll make a few more comments and a summary after Dave presents. Dave.

        MR. MORASH: Good, thanks, Ron.

        If you turn to the revenue slide. For those who are not as familiar with REMEC, we achieved close to $300 million in revenues before the downturn in the industry. Obviously the acquisition of Spectrian will allow us or help us to achieve the target of $500 million more quickly and absorb all of the related overhead for the company.

        In terms of the financial impact of the synergies detailed here, what the synergies we've looked at in terms of the acquisition, we believe the acquisition is accretive in the first year and it will be accretive through the first year savings that we've listed. Additionally, we believe at the end of the first year the exit rate on savings is somewhere in the $30-million-plus run rate. Just to go down some of the areas. While we haven't put much in the way of sales synergies, we believe that there are some significant additional sales that can be achieved through our access to their sales force and their customers and vice versa.

        In terms of the manufacturing and purchasing side, we think there are some great opportunities. Clearly our factories are not filled. Additionally, on the purchasing side, we feel that there are some great purchasing opportunities as we start on a fully integrated worldwide supply chain management. There are duplications in operations as well as QA and R & D. Sales and marketing, while we think that they have an excellent sales force, there is certainly some overlap on both sides. We've got some public company costs, G & A—which are included under G & A, as well as duplication in the finance area. IT, we've got software duplication as we move from their Oracle system onto Baan. And in terms of the facilities, we're going to be moving from two locations to one location. Our location in Northern California is about five miles away from theirs, and we both have extra space that will allow us to move to one location and deal with the other location by leasing it out.

        In terms of consolidated financial position, we have consolidated about $150 million in cash. I should mention that in addition, we have just gotten a $10 million tax refund from the federal government, received this last week, and we're supposed to be getting about another $4 million in refunds coming over the next couple of months.

        We have announced previously that we were selling our buildings. We're in the process—we have either closed or in the process of closing on about $10 million of those sales.

        The combined entity will not have a debt and will have a consolidated net worth of somewhere in the neighborhood of $450 million.

        Ron, turn it back to you.

        MR. RAGLAND: Okay. In summary today I want to say that our goal is to complete the Spectrian acquisition. We believe this is a very strong combination with very significant opportunities for REMEC and Spectrian to go together and accelerate our ability to deliver our OEMs, an integrated cost-effective solution in the base station. The competitive field in our industry—broadband, mobile wireless—has been significantly reduced during this downturn through attrition, consolidation, and also, just, I would say an—a significantly stricter view by the OEMs of the amount of risk they take on and the quality of the supplier, the financial strength that is a balance sheet and proven track record. So when this economy does turn around for our telecommunications industry we see an extremely strong and robust situation for REMEC with our integrated manufacturing and our total solution that we can provide the customers.

        As Dave just summarized we'll enter this with a very strong balance sheet. We are restructured for substantial growth. This restructuring has retained the infrastructure that's required in order to make a comeback when the economy turns. Of course this is always a difficult judgment in hard times as to how far you cut into the muscle of our capability. Our choice has been to retain a very significant and responsive infrastructure for the upturn. I remain convinced that that's the right strategy. And we've also not failed in making some very bold and significant investment in product development. Especially in the areas of fixed wireless access where we believe the response from our customers, especially in the less developed countries, indicates a very strong belief that we have a leading solution in that important space.

        We've also received our first orders in the modular radio, which we believe represents an advanced point-to-point radio solution for our customer community. And we'll be making initial production deliveries of that product this summer.

        And then we've also made a very significant investment in in-building coverage in the mobile wireless infrastructure area. All of these investments reveal a very strong confidence that we have the technology capability and that the markets will evolve, and these will be very constructive contributors to our expected growth.

        We are seeing significant market opportunities. If you—if you take a look at a summary view on why we at REMEC have had difficulty in the last year and a half, it's primarily customers aren't buying what they told us to buy. We're not sitting here on top of implementation problems making mistakes. We simply aren't getting the orders from the customer community we expected. That might seem like a gross oversimplification. Of course we're guilty for relying on the projections. But I guess that's what makes an economy go up and down. So we're—we're seeing significant new opportunities to make up for the failed and disappointments from the past. And when we do see the turnaround in this industry, we're prepared to perform very, very strongly.

        I cannot tell you how anxious and committed we are to a return to profitability and positive cash flow. This is not territory I enjoy. If you look at the history of REMEC over the 19 years, we have focused on strong cash flow and profit over our whole history. But here we're against the situation of delivering results today and being prepared to deliver highly leveraged results in the future. And it's been our judgment that to go and attenuate our investment in key new areas of technology or to cut muscle back so that we're not responsive when we see the industry turn, in our judgment would not have been the wise decision.

        We're very confident in our game plan. And for those of you who have heard me on previous conference calls, we certainly understand that our job is to serve our shareholders and deliver value.

        These are hard times. We're sobered by the difficulty of the moment, but very, very confident in our approach. The next job is to get this Spectrian merger completed, get the transition effected. And we'll do our best at keeping you advised as to our progress.

        So thank you for joining us on the webcast. As I mentioned, there will be two more webcasts available tomorrow which will be the replays of the Spectrian and REMEC presentations at the conference here in New York. Good day. Thanks for joining us.

        Bye-bye.